The AES Corporation 4300 Wilson Boulevard Arlington, VA 22203 www.aes.com

June 17, 2014

June 17, 2014

Mr. William H. Thompson
Accounting Branch Chief
Ms. Robyn Manuel
Staff Accountant
Ms. Donna Di Silvio
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Commission File No. 001-12291

Dear Mr. Thompson, Ms. Manuel and Ms. Di Silvio:

Thank you for your comment letter dated June 3, 2014 regarding the Annual Report on Form 10-K (the “2013 10-K”) for the year ended December 31, 2013 of The AES Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014 and the Company’s Quarterly Report on Form 10-Q (the “2014 10-Q”) for the quarter ended March 31, 2014 filed with the Commission on May 8, 2014.  Our responses to your comments follow.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

Comment 1 – Capital Resources and Liquidity, page 98

1.
We note your disclosure in note 7 to the financial statements that you have $122 million of noncurrent receivables which have not been converted into financing receivables and do not have contractual maturities of greater than one year. Please tell us your consideration of revising your disclosure in the second to last full paragraph on page 99 regarding certain accounts receivable classified as noncurrent to address the nature and terms of this $122 million in noncurrent receivables, including your assessment of any risk associated with collection of these receivables.

Response to Comment 1

In response to the Staff’s Comment, the Company agrees that to the extent applicable, it will provide more specific disclosure regarding the noncurrent receivables which have not been converted into financing receivables and do not have contractual maturities greater than one year.

In the case of the $122 million of non-current receivables noted in the Staff’s comment, the Company notes that approximately $101 million of the receivables was expected to be contributed to finance construction of facilities in Argentina pursuant to the FONINVEMEM program in Argentina, while the remaining $21 million relates to the receivables to be contributed into new trusts to be set up by the Argentine government under Resolution 95. The Company has included disclosure regarding the FONINVEMEM program and Resolution 95 in the Form 10-K, including at Note 7—Long-Term Financing Receivables (incorporated by referenced in the second to last paragraph on page 99 that was noted in the Staff’s comment), Item 8- Financial Statements and Supplementary Data, and Item 1. – Business – Regulatory matters – Argentina.

As noted above, in future filings and to the extent applicable, the Company agrees that it will provide disclosure that will expand its current disclosure in Note 7 in a manner similar to the following:

“Excludes noncurrent receivables of $122 million and $120 million, respectively, as of December 31, 2013 and 2012, which have not been converted into financing receivables and do not have contractual maturities of greater than one year. Of the $122 million, approximately $101 million is expected to be contributed to a FONINVEMEM Agreement and approximately $21 million is expected to be contributed to a trust to be set up by the Argentine government as required by Resolution 95.  Also, excludes the foreign currency-related embedded derivative assets associated with the financing receivables which had a fair value of $97 million and $69 million, respectively, as of December 31, 2013 and 2012.”

Comment 2 – Proportional Free Cash Flow (a non-GAAP measure), page 103

2.
Please tell us your consideration of disclosing how you computed the proportional adjustment factor applied in arriving at proportional operating cash flow, proportional maintenance capital expenditures, net of reinsurance proceeds and proportional non-recoverable environmental capital expenditures each period. We believe this information is necessary to make the reconciliation to operating cash flows clearly understandable, as contemplated in Item 10(e)(1)(i)(b) of Regulation S-K. Please also tell us your consideration of disclosing this same information where you disclose proportional free cash flow in earnings releases furnished on Form 8-K.

Response to Comment 2

As further described below, the Company agrees that it will provide additional disclosure explaining the computation of the proportional adjustment factor.

As background, the proportional adjustment factor is used to calculate AES’ ownership interest in the metric in question (e.g., proportional operating cash flow, proportional maintenance capital expenditures and proportional non-recoverable environmental capital expenditures).  In calculating the proportional adjustment factor, the Company simply takes the consolidated number and multiplies by the non-controlling interest for each consolidated subsidiary that is not wholly-owned. For example, the Company owns approximately 70% of AES Gener, its subsidiary in Chile.   Assuming a consolidated net cash flow from operating activities of $100 from AES Gener, the proportional adjustment factor for AES Gener would equal approximately $30.  The Company calculates the proportional adjustment factor for each consolidated business and adds these amounts together to calculate the total proportional adjustment factor used in the reconciliation.  The proportional adjustment factor is then subtracted from consolidated net cash flow from operating activities to arrive at proportional operating cash flow, as presented in the Company’s reconciliation of this metric.

The Company notes that it currently includes the following disclosure in its description of the computation:  “We define Proportional Free Cash Flow as cash flows from operating activities less maintenance capital expenditures (including non-recoverable environmental capital expenditures), adjusted for the estimated impact of non-controlling interests.”  In future filings, the Company will add the following sentence after this disclosure:  “The proportionate share of cash flows and related adjustments attributable to noncontrolling interests in our subsidiaries comprise the proportional adjustment factor presented in the reconciliation below.”

Comment 3 – Proportional Free Cash Flow (a non-GAAP measure), page 103

3.
We note you include a schedule of capital expenditures with your presentations of non-GAAP financial measures in earnings releases furnished on Form 8-K. Please explain to us why the total capital expenditures per the tabular 8-K disclosure is higher than total capital expenditures in your Form 10-K and your consideration of providing a similar schedule here of capital expenditures to capital expenditures disclosed in your statements of cash flows.

Response to Comment 3

The Company reports capital expenditures in the following two lines in its statements of cash flows as required by ASC 230-10-45-13.c.:  “Capital expenditures” and “Payments for financed capital expenditures.”  The sum of these two lines equals the capital expenditures included in the Company’s earnings releases, as per the below table.

Consolidated Statements of Cash Flows:	2013	2012

Capital expenditures	$1,988	$2,108
Payments for financed capital expenditures	591	162

Total Capital Expenditures (per Earnings Release)	$2,579	$2,270

In response to the Staff’s comment, the Company agrees that in future periodic filings, in the Proportional Free Cash Flow section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, it will include a schedule similar to the one provided in the Company’s earnings press release.

Comment 4 – Parent Company Liquidity, page 105

4.
Please refer to the last paragraph under this heading. You indicate that one or more of the subsidiaries currently in default could at some point in time fall within the definition of a “material subsidiary” and trigger an event of default and possible acceleration of the Parent Company’s outstanding debt securities. Please tell us your consideration of describing what would constitute a “material subsidiary” to enable investors to better understand the risk of cross-default.

Response to Comment 4:

As noted in the Company’s Form 10-K, at this time there are no subsidiaries which meet the definition of “material subsidiary.” Nevertheless, in response to the Staff’s Comment, the Company agrees that in future filings, it will note that “material subsidiary” is defined in its senior secured revolving credit facility as any business that contributed 20% or more of the Parent Company’s total cash distributions from businesses for the four most recently completed fiscal quarters.

Item 8. Financial Statements and Supplementary Data, page 114

Notes to Consolidated Financial Statements, page 120

Comment 5 – Note 8. Investments in and Advances to Affiliates, page 141

5.
We note that your disclosure that the aggregate carrying amount of investments in equity affiliates exceeds the underlying equity in their net assets by $214 million at December 31, 2013. Please refer to ASC 323-10-50-3 and tell us your consideration of disclosing your accounting treatment for this difference. In addition, we note that the carrying amount of investments in equity affiliates exceeded the underlying equity in their net assets by only $37 million at December 31, 2012. Please help us understand the cause of the increased difference between the carrying amount and underlying equity in net assets of equity affiliates during 2013. In this regard, we note that undistributed earnings of equity affiliates only increased $18 million in this same period, and there do not appear to be any significant new equity affiliates in 2013.

Response to Comment 5

As contemplated by ASC 323-10-35, AES frequently has carrying amounts of investments in equity affiliates that exceed the underlying equity in their net assets because the Company acquires the investments after the inception of the affiliate and the fair value implied by the cost of investment is higher than the carrying amount of that proportion of the equity in net assets.

In responding to the Staff’s comment, the Company determined that the disclosure in its 2013 Form 10-K of the difference between the carrying amount of investments in equity affiliates and underlying equity in net assets of equity affiliates is correct.  However, the comparable disclosure in the 2012 Form 10-K should have been $109 million instead of $37 million.    The disclosure difference in the 2012 Form 10-K had no impact to amounts reported on AES’ consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity or consolidated statements of cash flows as of and for the years ended December 31, 2013 and 2012. The Company determined this disclosure difference to be both quantitatively and qualitatively immaterial as it is not probable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by the correction of the disclosure difference.

The 2013 to 2012 change in the difference between the carrying amount of investments in equity affiliates and underlying equity in net assets of equity affiliates is explained in the table below and related notes thereto:

	2013			2012
			(in millions)
	Carrying			Carrying
	Amount of	Underlying		Amount of	Underlying
Equity	Investments in	Equity in		Investments in	Equity in		Change in
Affiliate	Equity Affiliates	Net Assets	Difference	Equity Affiliates	Net Assets	Difference	Difference
Trinidad	$-	$-	$-	$24	$75	$(51)	$51
Entek	165	167	(2)	234	286	(52)	50
Guacolda	245	164	81	196	193	3	78
Others	600	465	135	742	605	137	(2)
	$1,010	$796	$214	$1,196	$1,159	$37	$177

a)
At December 31, 2012, the underlying equity in net assets of Trinidad was greater than the carrying amount of the investment in equity affiliate because the 90% majority partner in Trinidad Generation Unlimited contributed additional capital into Trinidad Generation Unlimited. The Company did not make a proportional contribution, which resulted in a $51 million difference between the Company’s carrying amount and the underlying equity in net assets of Trinidad Generation Unlimited. The Company sold its interest in Trinidad Generation Unlimited during the third quarter of 2013.

b)
A $37 million loan made by the Company to Entek (Turkey) to acquire a project was appropriately classified as a liability by Entek as of December 31, 2012.  During 2013, this loan was converted into equity.

c)	For Guacolda and Entek, the underlying equity in net assets should have been $135 million and $272 million instead of $193 million and $286 million, respectively.

Comment 6 – Note 12. Debt, page 149

6.
Please refer to Rule 4-08(e) (1) of Regulation S-X and tell us your consideration of disclosing the amount of retained earnings or net income restricted as to the payment of dividends. In this regard, we note your disclosure on page 152 that the senior secured credit facilities include limitations on restricted payments such as shareholder dividends.

Response to Comment 6:

There are no restrictions on the payment of dividends based on income or retained earnings tests in the Company’s outstanding debt covenants.  However, in response to the Staff’s comment, the Company agrees that in future filings, it will include a statement clarifying that when not in compliance with the financial covenants of its senior secured revolving credit facility, restricted payments will be limited to regular quarterly shareholder dividends at the then prevailing rate.  The Company will also disclose that payment defaults and bankruptcy defaults also preclude the making of any restricted payments.

Comment 7 – Note 14. Contingencies, page 153

7.
Please refer to ASC 450-20-50-1 and tell us your consideration of revising disclosures under the Environmental and Litigation subheadings to replace the term “reserves” with other terminology that is descriptive of the nature of the accrual, such as estimated liability. Use of the term “reserves” may create confusion since accrual of a loss related to a contingency does not create or set aside funds to lessen the possible financial impact of a loss. Additionally, please tell us your consideration of discussing in the footnotes or Management’s Discussion and Analysis of Financial Condition and Results of Operations any significant changes in your contingency accrual, such as the $81 million reduction of the accrual during 2013.

Response to Comment 7

In response to the Staff’s comment, the Company agrees that beginning with  the 2nd Quarter 2014 Form 10-Q, under the Environmental and Litigation subheadings, the Company will replace the terms “reserves” and “reserved” with  descriptions contained in ASC 450-20, such as “estimated liability” or “accrual.”

The reduction in the contingency accrual during 2013 is principally due to foreign currency rate changes in Brazil of $27 million, the settlement and payment of liabilities that were less than the amount of the related contingency accrual of $30 million, and the reduction of accrued liabilities when the likelihood of an unfavorable outcome was no longer probable of $10 million.  In future filings, we will provide the detail of similar changes in the contingency accrual in the footnote on Contingencies to the extent material.

Comment 8 – Note 17. Segments and Geographic Information, page 162

8.
We note that you decreased from nine to six reportable segments in 2013 and as a result, the regulated utility operations are now aggregated with the non-regulated generation operations within each geographic region. If you have determined that the regulated utility operations do not represent an operating segment or segments separate and distinct from unregulated generation activities within each region, and particularly in the US and Brazil, please tell us how you applied the guidance in ASC 280-10-50-1 through 9 in determining your operating segments. Alternatively, if operating segments have been aggregated in arriving at the revised reportable segments, please disclose this information pursuant to ASC 280-10-50-21.a. and tell us the basis for such aggregation considering all of the aggregation criteria in ASC 280-10-50-11.

Response to Comment 8

During the fourth quarter of 2013 and in connection with the finalization of its revised internal reporting structure, the Company revised its internal reporting to align more closely with its operations.  The Company’s management reporting structure is organized along six strategic business units (“SBUs”) — led by our Chief Executive Officer (“CEO”) who is also the Company’s Chief Operating Decision Maker (“CODM”).  Using the accounting guidance on segment reporting under ASC 280, the Company has determined that it has six operating segments corresponding to its six SBUs.

During the fourth quarter of 2012, under the direction of our new CEO, the Company initiated the process of redefining its operational management structure, which was reorganized along six geographic SBUs.  During 2013, the CEO initiated changes to the way in which the company managed the business and the company continued to transition the SBUs under the new management regime.  The changes took several months to implement and were completed in the fourth quarter of 2013 culminating with alignment of the internal reporting information provided to the CEO with the SBU management structure.  At this time, the company also determined that the CODM consists solely of the CEO as opposed to the Executive Leadership Team (ELT) as the CEO has the ability to override the decisions made by the ELT.

In conjunction with the Company’s change in  operating segments, the segment manager for the US SBU manages all of the businesses in the US SBU geographical area and the CEO/CODM now receives only financial information at the SBU level rather than by type of operation. The Company determined that the regulated utility operations do not represent an operating segment separate and distinct from unregulated generation activities within each region because, in accordance with ASC 280-10-50-1, the separate operating results of the regulated utility operations are no longer regularly reviewed by the CODM to make decisions about resources to be allocated to the utility operations and assess their performance.

The Company has elected to  not aggregate any operating segments for the purposes of presenting its reportable segments.

Finally, it should be noted that the change in operating segments did not result in any changes to the Company’s reporting units under ASC 350.

Comment 9 – Note 18. Share-Based Compensation, page 165

9.
We note you use the simplified method in determining the expected term for stock options granted. Please refer to SAB 110 and explain to us why your historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term.

Response to Comment 9

The Company had used the simplified method for estimating the expected term of employee stock options as we had previously determined that we were unable to rely on historical data due to the significant changes in recent years in the types of employees eligible for stock option awards and therefore historical exercise data may no longer have provided a reasonable basis upon which to estimated expected term.  Furthermore, alternative information, such as exercise data for employees of other companies, was not easily obtainable.  Notwithstanding these points, the Company performed a sensitivity analysis related to 2013 and determined that the stock option expense of approximately $1 million recognized in the year ended December 31, 2013 would not have been materially different had the simplified method not been used for estimating the expected term of employee stock options when measuring the related stock compensation expense.  Nevertheless, in response to the Staff’s comment, the Company will use historical data when it can be relied upon as contemplated under SAB 110.

Comment 10 – Note 24. Acquisitions and Dispositions, page 177

10.
Please tell us in detail how you concluded that Cartagena should not be classified as discontinued operations upon the sale of your majority interest in this entity in 2012. In this regard, we note your disclosure that the results of Cartagena were not classified as discontinued operations due to the Company’s continued ownership interest, yet we note you only retained a 14% interest in Cartagena after the 2012 disposal. Additionally, please tell us whether you expected the counterparty to the sale transaction to exercise its option to purchase your remaining 14% interest when the option became exercisable one year and one month after the sale of your majority interest in Cartagena and how this provision of the sale agreement impacted your analysis as to whether classification as discontinued operation was required. Refer to ASC 205-20.

Response to Comment 10

As disclosed in Note 24 to our 2012 consolidated financial statements, the Company sold 80% of its interest in the wholly-owned holding company that controls and consolidates Cartagena to GDF Suez in February 2012.  Under the terms of the sale agreement, the Company maintained “significant influence” over the holding company as defined by ASC 323 through its representation on its board of directors and by having additional rights that limited the ability of GDF Suez to make unilateral changes to Cartagena.  The option granting GDF Suez the right to acquire the last 20% of the holding company could not be exercised until March 2013, which was longer than one year after the sale in February 2012.  From the time of the sale until the exercise of the option in April of 2013 (14 months after the original sale), the Board structure and additional rights referenced above remained in place.  As such, the Company continued to have significant continuing involvement in Cartagena for at least one year after it had disposed of its controlling financial interest, so the criterion necessary for discontinued operations treatment under ASC 205-20-45-1.b. (as interpreted by ASC 205-20-55-20) was not met (and there were no changes to prompt a reassessment under ASC 205-20-55-22).

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Comment 11 – Key Trends and Uncertainties, page 36

11.
We note your disclosure regarding your investments in Bulgaria and the numerous events, any of which could have a material impact on the Company. Please discuss and quantify, to the extent practical, the reasonably likely impact on your results of operations and financial condition of the February 2014 restructuring of NEK as well as Standard and Poor’s lowering of NEK’s credit rating. Please also expand your disclosure to discuss if any impairment testing has been conducted, and if so, the results of the testing indicating the factors considered in concluding no adjustments to the assets were necessary.

Response to Comment 11

The Company reviewed the guidance in ASC 360-10-35 and determined that there was no indicator of impairment as of March 31, 2014 as there was no reason to believe the carrying amount of the asset group was not recoverable from undiscounted cash flows.   The Company determined that there may not be an impact on Maritza, as the power purchase agreement remained in place (as did the Government Support Letter issued in 2005), and Maritza had honored its obligations thereunder and believed that NEK would as well.   In addition, NEK remained current under the revised payment schedule noted in the disclosure.  In accordance with the guidance in ASC 450-20, the Company concluded that the accounts receivables outstanding from NEK were probable of being fully collected as of March 31, 2014.

Although there was no financial statement impact resulting from events at Maritza, the Company nevertheless provided disclosure in accordance with Instruction 3 to Item 303(a) of Regulation S-K, which seeks disclosure on uncertainties which could cause reported financial information to differ from future operating results. With regard to quantification, the Company notes that neither the downgrade of NEK nor its restructuring by themselves result in economic harm to Maritza under its agreements (e.g., there is no increase in interest rate, penalties or costs that are quantifiable resulting from these events).  Furthermore, the Company determined that future impacts could range from zero (as noted in the preceding paragraph) to total loss of the business (if NEK did not honor any obligations under the contract).  Therefore, consistent with the Staff’s comment, the Company quantified the $185 million of receivables outstanding (including $19 million current, $45 million not yet due, and $121 million overdue by less than 90 days), the $1.7 billion of long-lived assets held at Maritza, the Company’s $749 million net equity at Maritza, the $820 million of debt in default at Maritza and the $330 million of damages sought by the contractor in the arbitration referenced in the disclosure.  These amounts were included so that investors could understand the potential maximum exposure faced by the Company at Maritza.

In future filings, if events occur at Maritza that allow the Company to estimate the reasonably likely impact on AES’ results of operations or financial condition, the Company will update its disclosure accordingly and provide any disclosures that are warranted in the financial statements based on the guidance on ASC 275-10-50

*           *           *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sharon Virag, Vice-President and Controller (703-682-6323) or Zafar Hasan, Assistant General Counsel (703-682-1110) if you have any questions with respect to the foregoing or if we may otherwise be of assistance.

Very truly yours, /s/ Thomas M. O’Flynn Thomas M. O’Flynn Executive Vice-President and Chief Financial Officer The AES Corporation